# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Heidmar Maritime Holdings Corp., CIK 0002029471
CUSIP: Y3130D101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 89 Akti Miaouli, Piraeus, Greece (J3), 18538
Date of event which requires filing of this statement: 02/19/2025
Filed by CIK 0002058323
Persons authorized to receive notices and communications: Mr. Pankaj Khanna, 89 Akti Miaouli, Piraeus, Greece (J3), 18538, 30-216-002-4900

## Reporting persons
- Rhea Marine Ltd. (CIK 0002058323): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,238,379; sole dispositive power 0; shared dispositive power 26,238,379; aggregate amount beneficially owned 26,238,379 (45.9% of the class)
  Comment: *The reported number of shares beneficially owned by the Reporting Person exclude shares that the Reporting Person may be deemed to beneficially own due to its membership in a group but does not directly own. See Item 5(a).
  
  **The reported percentage is based on 57,102,585 shares of common stock of the Issuer outstanding as of February 19, 2025 pursuant to information provided by the Issuer to the Reporting Person.
- Pankaj Khanna: type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,238,379; sole dispositive power 0; shared dispositive power 26,238,379; aggregate amount beneficially owned 26,238,379 (45.9% of the class)
  Comment: *The reported number of shares beneficially owned by the Reporting Person exclude shares that the Reporting Person may be deemed to beneficially own due to its membership in a group but does not directly own. See Item 5(a).
  
  **The reported percentage is based on 57,102,585 shares of common stock of the Issuer outstanding as of February 19, 2025 pursuant to information provided by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Heidmar Maritime Holdings Corp.
Address of issuer's principal executive offices: 89 Akti Miaouli, Piraeus, Greece (J3), 18538

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Rhea Marine Ltd. ("Rhea") and Pankaj Khanna (collectively with Rhea, the "Reporting Persons") with respect to the common stock, par value $0.001 per share (the "Shares") of Heidmar Maritime Holdings Corp. (the "Issuer"). Mr. Khanna is the sole shareholder of Rhea and the Chief Executive Officer and director of the Issuer.

The identity, present principal occupation/employment, business address and citizenship of the executive officers, directors, and controlling persons of Rhea other than Mr. Khanna (the "Principals") is set forth in Exhibit A hereto.
Residence or business address: The principal business address and principal office address of the Reporting Persons is 89 Akti Miaouli, Piraeus, Greece 18538.
Present principal occupation or employment: The principal business of Rhea is acting as an investment holding company.
Criminal convictions in the last five years: The Reporting Persons, and, to the best of their knowledge, the Principals have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons, and, to the best of their knowledge, the Principals have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Rhea is incorporated under the law of the Republic of the Marshall Islands. Mr. Khanna is a citizen of India.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information included in Item 4 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 18, 2024, Rhea entered into that certain business combination agreement (as amended on December 17, 2024 and January 31, 2025, the "Merger Agreement") with the Issuer, Heidmar Inc. ("Heidmar"), MGO Global Inc., HMR Merger Sub Inc. and Maistros Shipinvest Corp. ("Maistros" and together with Rhea, the "HMI Shareholders"). Pursuant to the Merger Agreement, Rhea agreed to transfer its interests in Heidmar, consisting of 47,904 common shares of Heidmar, in exchange for 26,238,379 Shares of the Issuer (the "Share Acquisition" and together with the other transactions contemplated by the Merger Agreement, the "Business Combination").

Pursuant to the Business Combination Agreement, the Issuer will also issue to Rhea an additional 2,537,531 Shares (the "Earnout Shares") if the Issuer achieves any one of the following financial milestones during the 12 months ending December 31, 2025: (i) revenue that is equal to or more than $45.0 million, (ii) earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to or more than $30.0 million, or (iii) net income equal to or more than $25.0 million, with each measure calculate using certain adjustments.

The Share Acquisition and Business Combination was consummated on February 19, 2025 (the "Closing").

In connection with the consummation of the Business Combination, Rhea also entered into a Lock Up/Leak-Out Agreement (the "Lock-Up Agreement") with the Issuer and a Shareholders Agreement (the "Shareholders Agreement") and Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer and Maistros.

Pursuant to the Lock-Up Agreement, Rhea may not sell or otherwise transfer its Shares for 120 days after the Closing, subject to certain customary exceptions. In addition, the Lock-Up Agreement includes the following "leak-out" provisions. During the 60 days following the end of the lock-up period, Rhea may sell into the open market on any trading day, in aggregate, no more than a number of shares equal to (a) 10% of the trading volume of the Shares on the prior trading day as reported by Bloomberg, times (b) a ratio equal to (i) the number of Shares received by Rhea on the date of Closing, divided by (ii) the total number of Shares received on the date of Closing by all parties that signed agreements with similar leak-out terms; provided, that beginning on the day the closing price of the Shares is at least $2.29 per share for 10 out of 30 trading days following the Closing, Rhea will be permitted to sell or otherwise transfer 25% of the Shares it holds on that date.

Pursuant to the Shareholders Agreement, at the Closing the Issuer's board of directors (the "Board") consisted of seven directors, with Maistros and Rhea designating and nominating four directors and three directors, respectively. Following the Closing, at any annual or special meeting of the Issuer's shareholders at which directors are to be elected: (i) Maistros shall have the right, until it ceases to beneficially own at least 15% of the outstanding Shares, to designate and nominate a majority of the nominees for appointment or election to the Board, and (ii) Rhea shall have the right, until it ceases to beneficially own at least 15% of the outstanding Shares (the "Expiration Date"), to designate and nominate a number of nominees for appointment or election to the Board equal to one less than a majority. A majority of the individuals that each of Rhea and Maistros designate and nominate for appointment or election to the Board shall be non-U.S. persons to the extent the Board determines it is necessary in order to preserve its status as a foreign private issuer. Notwithstanding the foregoing, the nominating committee of the Board may reject any proposed director nominee if it determines that the proposed nominee would not qualify under any applicable law, rule or regulation to serve as a director or that the election or appointment of the proposed nominee would result in the loss of the Issuer's status as a foreign private issuer. In that case, the relevant HMI Shareholder may thereafter propose an alternative director nominee.

The Shareholders Agreement contains a provision whereby, in connection with any annual or special meeting of shareholders of the Issuer at which (or in connection with any written consent pursuant to which) directors nominated by either HMI Shareholder are to be voted upon for election, the Shareholders shall (even after the Expiration Date with respect to a HMI Shareholder), and shall cause each of their respective controlled Affiliates (as defined therein) (i) unless otherwise agreed by all HMI Shareholders, cause all of the voting shares of beneficially owned by them to be present or represented by proxy at all such shareholder meetings for purposes of establishing a quorum and (ii) vote all such voting shares of in favor of any director nominee or director selected in accordance with the Shareholders Agreement by either Shareholder and against the removal of any director nominee or director selected in accordance with the Shareholders Agreement by either HMI Shareholder (unless the removal of any director nominee or director was requested by the HMI Shareholder that so nominated such director nominee or HMI Shareholder-designated director, in which case all HMI Shareholders shall and shall cause each of their respective controlled Affiliates to vote all voting shares of in favor of such removal).

The Shareholders Agreement also sets forth other rights, including but not limited to certain tag-along rights whereby a HMI Shareholder may participate in a sale of Shares by the other HMI Shareholder, on materially the same terms and conditions, in the event that the other HMI Shareholder proposes to sell or otherwise transfer 3% or more of the outstanding Shares, other than in connection with certain inapplicable transfers.

The Shareholders Agreement is in effect until terminated (i) by the mutual written agreement of the Issuer and the HMI Shareholders, and (ii) with respect to a particular HMI Shareholder when it, together with its affiliates, no longer beneficially owns any voting stock of the Issuer.

Pursuant to the Registration Rights Agreement, the Issuer has agreed to register for resale certain Shares and other equity securities of the Issuer that are held by Maistros and Rhea from time to time (the "Registrable Securities"). Beginning at the end of the lock-up period in the Lock-Up Agreement, each of the HMI Shareholders will have the right to cause the Issuer to file a registration statement registering the resale of their the Registrable Securities. Once the Issuer becomes eligible to file a registration statement on Form F-3, each of the HMI Shareholders will have the right to cause the Issuer to file a "shelf" registration statement for the resale of their Registrable Securities on a delayed or continuous basis. In addition, the HMI Shareholders will have the right to demand that the Issuer conduct an underwritten offering or "shelf takedown" under these registration statements. The issuer has also agreed to provide the HMI Shareholders with customary "piggyback" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to these registrations and indemnify the Heidmar Shareholders against certain liabilities.
In addition to the provisions of the Shareholders Agreement described above, the Amended and Restated Articles of Incorporation of the Issuer also provide that, among other things, the written consent of Rhea shall be required for the following matters (in addition to any other consents required by law or the Amended and Restated Articles of Incorporation), so long as it maintains at least 15% of the voting stock of the Issuer:

(a) the entry by the Issuer or any of its subsidiaries into any Discriminatory Transaction (as defined therein);

(b) conducting or engaging in any business other than the business in which the Issuer and its subsidiaries are engaged as of the date of the Amended and Restated Articles of Incorporation and any business reasonably related or ancillary thereto;

(c) increasing or decreasing the total number of directors constituting the board of directors;

(d) merging or consolidating the Issuer or any subsidiary of the Issuer, or a redomiciliation, domestication or conversion of the Issuer or any subsidiary of the Issuer;

(e) incurring any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (i) money borrowed, (ii) receivables financing, (iii) liabilities under or in respect of any acceptance or acceptance credit or (iv) any bonds, notes, debentures, loan capital, certificates of deposit, loan stock or other like instruments or securities offered, issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash, in each case in excess of $300,000, or any amendment, waiver or refinancing thereof;

(f) issuing any voting equity securities to any person (except for equity securities of a subsidiary of the Issuer to the Issuer or to another direct or indirect wholly owned subsidiary of the Issuer), including securities that rank senior to any existing equity securities, including without limitation, in respect of dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Issuer or any subsidiary of the Issuer or any other circumstances, other than equity securities issued pursuant to the Issuer's equity incentive plan;

(g) unless otherwise approved pursuant to Article V of the Amended and Restated Articles of Incorporation (or any transaction described in Article V(a)-(c)), the entry by the Issuer or any subsidiary of the Issuer into any "related party transaction" as such term is used in Item 7.B. of Form 20-F;

(h) any transaction (including any merger or consolidation) the consummation of which would result in any other person (or, in the case of a merger or consolidation, the shareholders of such other person) becoming, directly or indirectly, the beneficial owner of more than 49% of the voting stock or equity securities (other than debt securities) of the Issuer (measured in the case of voting stock by voting power rather than number of shares);

(i) amending the Amended and Restated Articles of Incorporation, the Bylaws of the Issuer or other applicable organizational documents of the Issuer or any subsidiary of the Issuer (including by way of filing a statement of designation);

(j) dissolving, reorganizing, or filing for voluntary bankruptcy of, or the commencement of any similar proceeding with respect to, including the consent to any involuntary bankruptcy of, the Issuer or any subsidiary of the Issuer;

(k) amending or approving the equity incentive plan of the Issuer, unless such amendment or approval is authorized by a vote of at least two-thirds of members of the board of directors of the Issuer;

(l) any acquisition, disposition or other transfer (in one transaction or a series of related transactions) of any assets (including any equity securities of any subsidiary of the Issuer), business operations or securities (other than equity securities of the Issuer), with a fair market value of more than $1,000,000, but excluding any disposition by the Issuer to, or acquisition by the Issuer from or of, a wholly owned subsidiary of the Issuer, or any disposition that arises as a matter of law or occurs pursuant to a court order;

(m) any repurchase of equity securities of the Issuer or any of its subsidiaries (other than wholly owned subsidiaries) pursuant to a self-tender offer, stock repurchase program, open market transaction or otherwise other than a repurchase of equity securities of the Issuer from employees or former employees subject to the terms and conditions of employee stock plans or a purchase of equity securities of the Issuer from a Shareholder pursuant to the Shareholders Agreement;

(n) a change of the Issuer's or any subsidiary's policies concerning the need for board of directors approval intended or reasonably likely to circumvent any Shareholder's rights under the Amended and Restated Articles of Incorporation or under the Shareholders Agreement or the exercise thereof;

(o) the establishment of any committee (including the appointment of the members thereof) or any amendment to the charter of any committee of the board of directors of the Issuer or to any corporate governance guideline relating to any matter addressed by the Shareholders' Agreement that would reasonably be expected to circumvent in any manner any Shareholder's rights hereunder or the exercise thereof;

(p) entering into, amending or terminating (other than termination by its terms) service contracts whose duration exceeds two years or the cost exceeds $200,000 (whether directly or in potential early termination fees);

(q) entering into, amending or terminating (other than termination by its terms) any hedging or derivative instruments or arrangements, including swaps, hedges, interest rates interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement, bunker/oil hedges, or other interest rate, currency exchange rate or commodity price hedging instrument or arrangement;

(r) issuing any preferred stock, par value $0.001 per share, of the Issuer; and

(s) entering into an agreement for, or committing to agree to take, or consenting to, any of the foregoing actions.

In addition, until neither Maistros nor Rhea own 15% of the issued and outstanding voting stock of the Issuer, neither the Issuer, the board of directors of the Issuer nor any committee thereof shall, without the written consent of Rhea and Maistros, extend, declare or enter into any shareholder rights plan, rights agreement or any other "poison pill", "proxy put" or other antitakeover arrangement, if such plan or arrangement would restrict the Maistros, Rhea and their affiliates from acquiring, agreeing to acquire or making a proposal to acquire beneficial ownership of any equity securities of the Issuer. After Maistros and Rhea no longer hold 15% of the Issuer's issued and outstanding voting stock, neither the board of directors of the Issuer nor any committee there of shall, without the Shareholders' prior written consent, extend, declare or enter into any shareholder rights plan, rights agreement or any other "poison pill", "proxy put" or other antitakeover arrangement that would restrict the Shareholder or their respective affiliates from consummating, or that would otherwise be triggered by, certain offers to purchase for cash all outstanding equity securities by any Shareholder or its respective affiliates.

The foregoing descriptions of the Lock-Up Agreement, Shareholders Agreement and Registration Rights Agreement are not complete and are qualified in their entirety to the full text of each of the Lock-Up Agreement, the Shareholders Agreement and Rights Agreement, copies of which are filed as exhibits hereto. The foregoing description of the Amended and Restated Articles of Incorporation of the Issuer is not complete and is qualified in its entirety to the full text of the Amended and Restated Articles of Incorporation of the Issuer, a copy of which is filed by the Issuer with the U.S. Securities and Exchange Commission.

The Reporting Persons acquired beneficial ownership of the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent on the Reporting Persons' review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; the financial needs of the Reporting Persons; and other future developments. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase of additional Common Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to information provided to the Reporting Persons by the Issuer, the Issuer had 57,102,585 Shares outstanding as of February 19, 2025. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owners of 26,238,379 Shares, representing approximately 45.9% of the Issuer's outstanding Shares.

The terms of the Shareholders Agreement may cause Rhea and Maistros to be deemed to have formed a Section 13(d) group with respect to their beneficial ownership of Common Shares. In that case, such group would be deemed to beneficially own an aggregate of 52,476,758 Common Shares for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. This would constitute approximately 91.9% of both the issued and outstanding Common Shares and total voting power of the Issuer as of February 19, 2025. The Reporting Persons disclaim that they have or share voting or investment power with respect to the entirety of that number of Common Shares. The information included in Item 4 is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 26,238,379 Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there are no transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously reported in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 3 and Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Directors and Officers

Exhibit B: Lock-Up Agreement

Exhibit C: Shareholders Agreement

Exhibit D: Registration Rights Agreement

Exhibit E: Joint Filing Agreement

Exhibit F: Business Combination Agreement, dated June 18, 2024, by and among MGO Global Inc., Heidmar Inc., the Issuer, HMR Merger Sub Inc. and the other parties thereto (incorporated by reference to Annex A of the Form F-4 registration statement filed by the Issuer with the Securities and Exchange Commission on December 20, 2024) (https://www.sec.gov/Archives/edgar/data/2029471/000119312524283380/d829471df4.htm)

Exhibit G: First Amendment to the Business Combination Agreement, dated December 17, 2024, by and among MGO Global Inc. and Heidmar Inc. (incorporated by reference to Annex A-I of the Form F-4 registration statement filed by the Issuer with the Securities and Exchange Commission on December 20, 2024) (https://www.sec.gov/Archives/edgar/data/2029471/000119312524283380/d829471df4.htm)

Exhibit H: Second Amendment to the Business Combination Agreement, dated January 31, 2025, by and among MGO Global Inc. and Heidmar Inc. (incorporated by reference to Annex A-II of the Amendment No. 3 to Form F-4 registration statement filed by the Issuer with the Securities and Exchange Commission on February 3, 2025) (https://www.sec.gov/Archives/edgar/data/2029471/000119312525018858/d829471df4a.htm)

## Signatures
- Rhea Marine Ltd.: /s/ Michalis Mastris, Michalis Mastris/Director (02/26/2025)
- Pankaj Khanna: /s/ Pankaj Khanna, Pankaj Khanna (02/26/2025)